

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 4, 2021

Robert B. Ladd
President
MGT Capital Investments, Inc.
150 Fayetteville Street, Suite 1110
Raleigh, NC 27601

> **Re: MGT Capital Investments, Inc.**
> **Registration Statement on Form S-1**
> **Filed July 29, 2021**
> **File No. 333-258273**

Dear Mr. Ladd:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jan Woo, Legal Branch Chief, at 202-551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Brian Bernstein